                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________________ to _________________________
Commission file number_________________________________________________________

A.       Full Title of the Plan and the address of the Plan:

                 BICCGENERAL SAVINGS PLAN FOR HOURLY ASSOCIATES

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

2. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              BICCGENERAL SAVINGS PLAN FOR
                              HOURLY ASSOCIATES


Date: June 28, 2001           By:  /s/ Robert J. Siverd
                                   --------------------
                              Name: Robert J. Siverd
                              Title:  Member, Retirement Plan Finance
                                      Committee

INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement No.333-89629 of General Cable Corporation on Form S-8 of our report dated June 8, 2001, appearing in this Annual Report on Form 11-K of BICCGeneral Savings Plan for Hourly Associates (formerly the BICCGeneral Cable Industries, Inc. 401(k) Savings Plan) for the year ended December 31, 2000.




DELOITTE & TOUCHE LLP
Cincinnati, Ohio
June 28, 2001

     BICCGENERAL SAVINGS PLAN
     FOR HOURLY ASSOCIATES
     (FORMERLY BICCGENERAL CABLE
     INDUSTRIES, INC. 401(k) SAVINGS PLAN)
     Financial Statements for the Years Ended
     December 31, 2000 and 1999 and
     Supplemental Schedule as of December 31,
     2000 and Independent Auditors' Report

BICCGENERAL SAVINGS PLAN FOR HOURLY ASSOCIATES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 2000 and 1999               2

  Statements of Changes in Net Assets Available for Benefits for the
    Years Ended December 31, 2000 and 1999                                                  3

  Notes to Financial Statements                                                             4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment (Schedule H, part IV, Line 4i
of Form 5500), December 31, 2000                                                             9

SUPPLEMENTAL SCHEDULES OMITTED - Supplemental schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

BICCGeneral Savings Plan for Hourly Associates:

We have audited the accompanying statements of net assets available for benefits of the BICCGeneral Savings Plan for Hourly Associates (formerly the BICCGeneral Cable Industries, Inc. 401(k) Savings Plan) ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2000 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Cincinnati, Ohio

June 8, 2001

BICCGENERAL SAVINGS PLAN FOR HOURLY ASSOCIATES


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                            2000           1999
ASSETS:
   General Cable Corporation common stock (Notes 2, 4)   $    331,291
   Mutual funds (Notes 2, 4)                               19,278,927   $138,785,635
   Loans to participants (Note 1)                           2,225,644      9,037,503
   Contributions receivable (Note 3)                          114,933         99,316
                                                         ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                        $ 21,950,795   $147,922,454
                                                         ============   ============


See notes to financial statements.

BICCGENERAL SAVINGS PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                    2000             1999
INCREASES:
  Employee contributions (Note 3)                          $   3,554,397    $   6,004,042
  Employer contributions (Note 3)                              2,580,695        4,513,846
  Other contributions                                            152,335          266,175
  Net appreciation in fair value of investments (Note 4)                       12,700,767
  Interest and dividend income                                 2,998,653       10,623,552
                                                           -------------    -------------
      Total                                                    9,286,080       34,108,382
                                                           -------------    -------------

DECREASES:
  Distributions to participants (Note 3)                      22,373,646       16,243,733
  Other distributions                                             29,577           39,224
  Net depreciation in fair value of investments (Note 4)         278,298
                                                           -------------    -------------
     Total                                                    22,681,521       16,282,957
                                                           -------------    -------------

Transfer to other plans, net (Note 1)                       (112,576,218)
                                                           -------------    -------------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                              (125,971,659)      17,825,425

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                        147,922,454      130,097,029
                                                           -------------    -------------

  End of period                                            $  21,950,795    $ 147,922,454
                                                           =============    =============

See notes to financial statements.

BICCGENERAL SAVINGS PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following description of the BICCGeneral Savings Plan for Hourly Associates, formerly the BICCGeneral Cable Industries, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan of General Cable Corporation (the "Company") consisting primarily of the following components: the Employer Discretionary Matching Account which accumulates the participant's share of trust funds attributable to Company matching contributions; the Employee Before-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to before-tax participant contributions; the Employer Discretionary Retirement Account which accumulates the participant's share of trust funds attributable to discretionary contributions made by the Company. The Plan was established by BICC Cables Corporation on July 1, 1985. On April 6, 1999, BICC Cables Corporation entered into an Asset Purchase Agreement ("Agreement") with the Company which provided that the Company assume all of the "employee benefit arrangements" as defined in the Agreement maintained by BICC Cables Corporation on May 28, 1999, the Closing Date of the Agreement ("Closing Date"). The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"), and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective July 1, 2000, certain participants in this plan were transferred to other plans. The assets of union hourly employees were transferred to the BICCGeneral Savings Plan. The assets of salaried employees were transferred to the BICCGeneral Retirement and Savings Plan for Salaried Associates. In addition, the assets of non-union hourly employees were transferred into this plan from the BICCGeneral Savings Plan.

      MFS Heritage Trust became the Trustee of the Plan effective July 1, 2000, replacing Putnam Fiduciary Trust Company.

      PARTICIPATION - Effective July 1, 2000, certain non-union hourly employees scheduled to work at least twenty hours per week are permitted to enroll into the Plan on the thirty-first day of employment. Participation in the Plan is voluntary as to the Employee Before-Tax Contribution Account and the Employer Discretionary Matching Account, and automatic as to the Employer Discretionary Retirement Account.

      Prior to July 1, 2000, all employees, except for certain employees covered by union plans, were eligible to participate in the Plan on the date of hire. Participants were eligible for Company matching contributions and discretionary contributions on their first day of plan participation. Effective upon the Closing Date of the Agreement, participation in the Plan by individuals who remained employees of BICC Cables Corporation on or after the Closing Date was entirely frozen and became 100% vested on June 1, 1999. No further before-tax or after-tax contributions were made by these individuals for any payroll period ending after the Closing Date, and on or after the Closing Date, no Company matching contributions or discretionary contributions were made on behalf of these individuals.

      The Plan has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. Loans made prior to July 1, 2000 bear an interest rate equal to the prime rate plus 2%. The amount borrowed may not be less than $500 or exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000, reduced by the excess of the highest outstanding balance of loans during the 1-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan. The interest rate on loans outstanding at December 31, 2000 ranged from 8.75% to 11% and the loans mature from 2001 to 2010.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      Investments are generally valued on the basis of the quoted market value.

      Security transactions are recorded on the trade date.

      Income from investments is recognized when earned.

      BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting.

      ADMINISTRATIVE EXPENSES - Trustee fees are paid by the Plan. All other administrative expenses are paid by the Company.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - Employees who are eligible to participate in the Plan may make a before-tax savings account contribution up to 15% of their compensation subject to an overall limitation. The Plan provides that the Company, at the discretion of the Board of Directors, may make a discretionary contribution. In addition, the Plan provides that the Company will match 50% of the participants first 6% of before-tax contributions for participants employed at the Dayville, Connecticut plant, the Jackson, Tennessee plant, the Marshall, Texas plant and the South Hadley, Massachusetts plant. The Plan provides that the Company will match 50% of the participant's first 4% of before-tax contributions for the Lawrenceberg, Kentucky employees.

      Prior to July 1, 2000, participants were entitled to contribute up to 6% of their compensation to the Plan's employee matching account and up to an additional 9% to the Plan's employee retirement income account, the Plan's savings account, or both, subject to an overall limitation. With the exception of the Lawrenceberg, Kentucky participants and the nonunion regional distribution centers, the Plan provided for the Company to make a matching contribution on behalf of each participant based on the first 6% of compensation, as defined, that a participant contributes to the Plan through payroll deductions. The Company matched 100% of the participant's first 1% of before-tax contributions for the Lawrenceberg, Kentucky participants. The Company's matching contribution was 50% in both 1999 and the first half of 2000. The Plan also provided for the Company to make a contribution to the Plan's employee retirement account on behalf of each employee. The contribution level was 4% of each salaried employee's compensation and 3% of each hourly employee's compensation during 1999 and the first half of 2000 (up to a maximum of $6,800 per employee in 2000 and $6,400 in 1999).

      ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided.

      VESTING - Participants shall be fully vested in their Employee Before-Tax Contribution Accounts. The Employer's Discretionary Retirement Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

      For participants who were participants in the BICCGeneral Cable Industries, Inc. 401(k) Savings Plan or who were hired on or after July 1, 2000:

                                                                       VESTED
COMPLETED YEARS OF SERVICE                                           PERCENTAGE

      Less than 3                                                          0%
      3 but less than 4                                                   20%
      4 but less than 5                                                   40%
      5 but less than 6                                                   60%
      6 but less than 7                                                   80%
      7 or more                                                          100%
      Attainment of age 55 with 5 years of service, death or disability  100%


      For participants who were hired after June 30, 1999 but on or before June 30, 2000 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan:

                                                                       VESTED
      COMPLETED YEARS OF SERVICE                                     PERCENTAGE

      Less than 3                                                           0%
      3 but less than 4                                                    20%
      4 but less than 5                                                    40%
      5 but less than 6                                                    60%
      6 but less than 7                                                    80%
      7 or more                                                           100%
      Attainment of age 55 with 5 years of service, death or disability   100%


      Participants hired on or before June 30, 1999 and who were Participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Discretionary Retirement Account. Participants who were hired before January 1, 2000 and who were participants in the General Photonics, LLC 401(k) Plan prior to its merger with the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Discretionary Retirement Account.

      Except as set forth below, the Employer's Discretionary Matching Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

                                                                        VESTED
      COMPLETED YEARS OF SERVICE                                      PERCENTAGE

      Less than 1                                                          0%
      1 but less than 2                                                   25%
      2 but less than 3                                                   50%
      3 but less than 4                                                   75%
      4 or more                                                          100%
      Attainment of Age 55 with 3 years of service, death or disability  100%


      Participants hired on or before June 30, 1999 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan and participants who were hired before January 1, 2000 and who were participants in the General Photonics, LLC 401(k) Plan are fully vested in their Employer Discretionary Matching Accounts.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution. If hired prior to April 1, 1997 and a participant in the BICCGeneral Retirement and Savings Plan for Salaried Associates, payment may be made by purchase of a single life or joint and survivor annuity, by transfer to the Company's Retirement Income Guarantee Plan (a defined benefit plan) to be paid from such plan in the form as may be available under such plan, or other method as defined in the Plan. Certain participants in the former BICC General Cable Industries, Inc. 401(k) Savings Plan may request that, in lieu of single-sum distributions, their vested account balance be paid in installments over a fixed period. The distribution is made as soon as practicable following the participant's termination of employment.

      WITHDRAWALS - Once the participant has attained the age of 59 1/2, the portion of a participant's account attributable to before-tax contributions may be withdrawn without penalty. Net assets available for benefits include amounts allocated to accounts of persons who have withdrawn from participation in the plan of $236,123.

      FORFEITURES - Upon a participant's termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.    INVESTMENTS

      As of July 1, 2000, thirteen investment options with varying degrees of risk and General Cable Corporation common stock are offered to Plan participants.

      The following table presents investments as of December 31, 2000 and 1999. Investments that represent 5% or more of net assets available for benefits are separately identified.

                                                                                        DECEMBER 31,
                                                                                --------------------------------
                                                                                    2000             1999

Mutual funds:
  MFS Fixed Fund                                                                $ 4,511,441
  Vanguard Institutional Index Fund                                               2,220,287        $ 28,570,694
  MFS Massachusetts Investors Growth Stock Fund I                                 1,258,986
  MFS Emerging Growth Fund I                                                      3,110,354
  MFS Equity Income Fund I                                                        3,777,247
  Franklin Smallcap Growth Fund I                                                 1,664,589
  Putnam Vista Fund                                                                                  20,749,536
  Putnam New Opportunity Fund                                                                         9,445,755
  Fidelity Equity Income Fund                                                                        18,976,664
  Putnam Stable Value Fund                                                                           30,168,147
  Putnam Equity Income Fund                                                                          15,234,590
Other                                                                             3,067,314          15,640,249
                                                                                  ----------         -----------

Total investments                                                               $19,610,218        $138,785,635
                                                                                ============       =============

      For the years ended December 31, 2000 and 1999, Plan investments (including investments bought, sold and held during the period) appreciated/(depreciated) in value as follows:


                                                                                      2000              1999

Mutual funds                                                                       $ (29,427)       $12,700,767
General Cable Corporation Stock                                                     (248,871)                 -
                                                                                    ----------       ----------

Total appreciation/(depreciation)                                                  $(278,298)       $12,700,767
                                                                                   ===========      ===========

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 5, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.

                                    * * * * *

BICCGENERAL SAVINGS PLAN FOR HOURLY ASSOCIATES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
(SCHEDULE H, PART IV, LINE 4i OF FORM 5500)
DECEMBER 31 2000
--------------------------------------------------------------------------------

IDENTITY OF ISSUE/                                                FAIR
DESCRIPTION OF INVESTMENT                                         VALUE

MFS Fixed Fund                                                 $ 4,511,441
PIMCO Total Return Fund A                                          149,972
MFS Strategic Income Fund I                                        249,485
Ready-Mix Conservative                                              73,368
Ready-Mix Moderate                                                 721,603
Ready-Mix Aggressive                                               151,248
Vanguard Institutional Index Fund                                2,220,287
MFS Massachusetts Investors Trust Fund I                           831,616
MFS Massachusetts Investors Growth Stock Fund I                  1,258,986
MFS Emerging Growth Fund I                                       3,110,354
MFS Equity Income Fund I                                         3,777,247
Franklin Smallcap Growth Fund A                                  1,664,589
American EuroPacific Growth Fund                                   558,731
General Cable Corporation common stock                             331,291
Participant loans (658 loans with  maturities ranging
  from January 2001 to April 2010
  and interest rates of 8.75% to 11%)                            2,225,644
                                                               -----------

Total Investments                                              $21,835,862
                                                               ===========